wearable devices ltd.

5 Ha-Tnufa Street

Yokne’am Illit 2066736 Israel

October 1, 2025

Via EDGAR

Uwem Bassey

Matthew Derby

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Re:	Wearable Devices Ltd. (the “Company,” “we,” “our” and similar terminology)
Registration Statement on Form F-1
Filed September 18, 2025
File No. 333-290362

Dear Sirs,

The purpose of this letter is to respond to the comment letter of September 30, 2025, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned Registration Statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing Amendment No. 1 to the Registration Statement on Form F-1 (“Amendment No. 1”).

Page references in our responses are to Amendment No. 1. Unless otherwise stated, any defined terms in Amendment No. 1 apply within this letter.

Registration Statement on Form F-1

Risk Factors, page 4

1.	We note your disclosure in the offering section and elsewhere that the number of ordinary shares outstanding after this offering is based on 5,646,263 shares and excludes the 3,322,000 ordinary shares issuable upon the exercise of warrants under the August 2025 warrant inducement agreement, and that those warrants have a $1.71 exercise price, which is well below the current trading price. Please expand your risk factors to disclose the extent of the dilution your shareholders will experience as a result of the 3,322,000 shares to be issued. In addition, discuss the fact that the exercise price is currently below the trading price and the likelihood that they will be exercised.

Response: In response to the Staff’s comment, we have revised the disclosure on page 4 to quantify the extent of the dilution our shareholders will experience as a result of the issuance of up to 3,322,000 Ordinary Shares underlying the August 2025 warrants, if shareholder approval for such issuance is obtained. We have also expanded the related risk factor disclosure to discuss the fact that the exercise price of the August 2025 warrants is currently below the trading price of our Ordinary Shares and the resulting likelihood that such warrants will be exercised.

If you have any questions or require additional information, please contact our attorneys Howard E. Berkenblit, Esq. at (617) 338-2979 or Oded Har-Even, Esq. at (212) 660-5002, each of Sullivan & Worcester LLP.

Sincerely,

Wearable Devices Ltd.

By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer